SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For July 15, 2015
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO - SABESP

CORPORATE TAXPAYER’S ID (CNPJ/MF): 43.776.517/0001-80

COMPANY REGISTRY (NIRE): 35.3000.1683-1

MINUTES OF THE 809TH BOARD OF DIRECTORS’ MEETING

On June 22, 2015, at 3:00 p.m., the Chairman of the Board of Directors, Benedito Pinto Ferreira Braga Junior, pursuant to the caput and Paragraph 4 of Article 12 of the Bylaws called via-email  an extraordinary meeting of the Board of Directors of Companhia de Saneamento Básico do Estado de São Paulo – SABESP, located at Rua Costa Carvalho n° 300, São Paulo, which was attended by the appointed and undersigned members to resolve in an executive session on the sole item on the agenda “Election of the Executive Board – Term of Office: 2015/2017”. The matter was put to vote and, in accordance with section II, Article 142 of Law 6,404/76, the Company’s Executive Board election for a two-year term of office was unanimously approved, pursuant to the Company’s bylaws, considering the statement made by the Council of Defense of State Capital (CODEC) in Opinion no. 114/2015, provided that the investiture of the officers in their respective positions complies with the requirements, restrictions and procedures set forth in Brazilian Corporate Law and other prevailing provisions, including regarding compensation. In view of the aforementioned approval:

(i) Mr. EDISON AIROLDI was elected Technology, Enterprises and Environment Officer, substituting Mr. EDSON JOSÉ PINZAN; and

(ii) the following officers were re-elected: JERSON KELMAN, LUIZ PAULO DE ALMEIDA ENTO, MANUELITO PEREIRA MAGALHÃES JÚNIOR, PAULO MASSATO YOSHIMOTO, and RUI DE BRITTO ÁLVARES AFFONSO. The Executive Board is composed as follows:

Chief Executive Officer: JERSON KELMAN, Brazilian, married, civil engineer, holder of  identification document (RG) 2110741 IFP/RJ and individual taxpayer’s ID (CPF) 155.082.937-87, domiciled at Rua Costa Carvalho, 300, Pinheiros, São Paulo – SP, CEP: 05429-000;

Technology, Enterprises and Environment Officer: EDISON AIROLDI, Brazilian, married, mechanical engineer, holder of identification document (RG) 7.547.284 – SSP/SP and individual taxpayer’s ID (CPF) 925.664.998-53, domiciled at Rua Costa Carvalho, 300, Pinheiros, São Paulo – SP, CEP: 05429-000;

Regional Systems Officer: LUIZ PAULO DE ALMEIDA NETO, Brazilian, single, civil engineer, holder of identification document (RG) 7.292.399-4 – SSP/SP and individual taxpayer’s ID (CPF) 018.762.858-00, domiciled at Rua Costa Carvalho, 300, Pinheiros, São Paulo – SP, CEP: 05429-000;

Corporate Management Officer: MANUELITO PEREIRA MAGALHÃES JÚNIOR, Brazilian, married, economist, holder of identification document (RG) 2.162.807-61 SSP/BA and individual taxpayer’s ID (CPF) 478.682.525-53, domiciled at Rua Costa Carvalho, 300, Pinheiros, São Paulo – SP, CEP: 05429-000;

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Companhia de Saneamento Básico do Estado de São Paulo Board of Directors

Metropolitan Officer: PAULO MASSATO YOSHIMOTO, Brazilian, single, civil engineer, holder of identification document (RG) 5.288.540 SSP/SP and individual taxpayer’s ID (CPF) 898.271.128-72, domiciled at Rua Costa Carvalho, 300, Pinheiros, São Paulo – SP, CEP: 05429-000; and

Chief Financial Officer and Investors Relations Officer: RUI DE BRITTO ÁLVARES AFFONSO, Brazilian, married, economist, holder of identification document (RG) 7.867.051 SSP/SP, and individual taxpayer’s ID (CPF) 013.982.348-42, domiciled at Rua Costa Carvalho, 300, Pinheiros, São Paulo – SP, CEP: 05429-000.

These minutes, after approval, will be signed by the members of the Board of Directors: Benedito Pinto Ferreira Braga Junior, Alberto Goldman, Cláudia Polto da Cunha, Francisco Vidal Luna, Jerônimo Antunes, Luis Eduardo de Assis, Reinaldo Guerreiro, Sidnei Franco da Rocha, and Walter Tesch.

This is a free translation of the original minutes drawn up in the Company’s records.

São Paulo, June 25, 2015.

Benedito Pinto Ferreira Braga Junior	Celina Y. Ozawa
Chairman of the Board of Directors	Secretary of the Board of Directors

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: July 15, 2015

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.